

October 26, 2021

Randy Hyzak
Chief Financial Officer
LAS VEGAS SANDS CORP
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re: LAS VEGAS SANDS CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response dated September 29, 2021**
> **File No. 001-32373**

Dear Mr. Hyzak:

We have reviewed your September 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

1. You state in response to prior comment 2 that your capital expenditures regarding climate-related initiatives are primarily focused on energy and water efficiency projects and that your climate-related program costs related to these initiatives primarily consist of payroll and third-party consultant costs. You further state that these capital expenditures and program costs were immaterial during the three years ended December 31, 2020. Please tell us more about physical changes you are making, such as the installation of building system technology to monitor and help reduce consumption, and whether you consider the related costs to be part of your capital expenditures for climate-related initiatives. Include information quantifying your capital expenditures and program costs and explain how you

determined they were not material. In addition, tell us about any compliance costs you have incurred related to climate change.

2.	In your response to prior comment 3 you state that you experienced physical damage to your properties and temporary loss of business from several typhoons and that you do not consider these events to be material. Please provide more detail about and quantify the property damage and the loss of business you experienced and explain how you determined they were not material. In addition, tell us how you considered how indirect weather-related impacts may affect your customers and suppliers.

3.	You also state in your response to prior comment 3 that you are exposed to potentially significant losses resulting from catastrophic events and severe weather conditions, which could be the result of climate change among other factors. However, the risk factors you cite in support of this statement appear to address natural disasters and weather conditions, not the risk of the significant physical effects of climate change. Given the statement in your response that you face potential risks associated with the physical effects of climate change--which may include more frequent or severe storms, typhoons, flooding, rising sea levels and shortages of water, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows--please tell us how you determined that additional risk factor disclosure specifically regarding climate change is not warranted at this time.

4.	In response to prior comment 4 you state that you assessed the current effects of climate change regulation on your business, credit risks, technological changes and market trends caused by climate change and deemed them immaterial. Provide us with additional information supporting this assertion as your response appears to be conclusory without adequately detailing various transition risks related to climate change and the effect they may have on you. In addition, please tell us more about your assessment of transition risks in connection with future legislation or regulation related to climate change and explain how you considered providing disclosure regarding their potential effects.

5.	Refer to prior comment 5. You state that the purchase and sale of carbon credits or offsets have not been material to you and have not had a material effect on your business, financial condition, results of operations and cash flows. Please provide us with additional detail to support this statement, including quantitative information.

Randy Hyzak
LAS VEGAS SANDS CORP
October 26, 2021
Page 3

     You may contact Maryse Mills-Apenteng at 202-551-3457 or Pam Long at 202-551-3765 with any questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Real Estate & Construction